FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 333-163336

For the month of March 2011.

NKSJ Holdings, Inc.

(Translation of registrant’s name into English)

26-1, Nishi-Shinjuku 1-chome

Shinjuku-ku, Tokyo 160-8338

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

1.	[English Translation]

NKSJ Holdings Announces Personnel Changes

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NKSJ Holdings, Inc.
Date: March 28, 2011
	By:	/S/ HIROHISA KURUMIDA
Hirohisa Kurumida
Manager of Corporate Legal Department

[English Translation]

March 25, 2011

Corporate Name:	NKSJ Holdings, Inc.
Representatives:	Makoto Hyodo, Chairman and Co-CEO
Masatoshi Sato, President and Co-CEO
Securities Code:	8630, TSE, OSE

NKSJ Holdings Announces Personnel Changes

NKSJ Holdings announces the following personnel changes, effective from April 1, 2011.

1. Change to director and executive officer position

New position	Name	Previous position
Director, Senior Managing Executive Officer	Yuichi Yamaguchi	Director, Managing Executive Officer

2. Appointment of executive officer

New position	Name	Previous position
Executive Officer, General Manager, Corporate Management Department	Hiroyuki Tokuoka	General Manager, Corporate Management Department